Exhibit 99

News

RiT TECHNOLOGIES TO ENTER INTO A
SHORT-TERM LOAN AGREEMENT WITH STINS COMAN

Tel Aviv, Israel – June 13, 2008 – RiT Technologies (NASDAQ: RITT) today announced that its Board of Directors has approved a short-term loan agreement with STINS COMAN Incorporated (“STINS COMAN”), which recently became the largest shareholder of RiT. According to the loan agreement, STINS COMAN will extend to the Company a loan of up to $4 million at the request(s) of the Company.

The key terms of the loan agreement are as follows:

o	At any time through December 31, 2008, RiT may call the loan from STINS COMAN, but no more than $2 million at one call (up to a maximum of $4 million) and at intervals of at least 30 days between each call. RiT intends to call $2 million in the next few weeks.

o	The outstanding principal amount will accrue interest at an annual rate of 2.47%.

o	The outstanding principal amount and the interest accrued thereon are due and payable in one payment 12 months after receipt of the funds.

o	The loan is unsecured.

Mr. Sergey Anisimov, the Chairman of RiT and the President of STINS COMAN, commented: “This $4 million credit line, which will be granted to RiT on remarkable terms, is another indication of STINS COMAN’s commitment to RiT. I am confident that this loan will allow RiT the necessary funds to focus on implementing its growth strategies.”

NOTE: As required by the Israeli Companies Law, the loan agreement was approved by the Audit Committee and the Board of Directors of RiT. In accordance with regulations promulgated under the Israeli Companies Law, a shareholder(s) holding more than 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: VP Finance) no later than June 27, 2008 , that the Company convene a shareholder meeting to approve the said loan agreement.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; risks and uncertainties resulting from the sale of approximately 34.9% of our outstanding share capital by our principal shareholders to an unaffiliated third party and the potential impact on our operations and strategies; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
  Simona Green
  VP Finance
+972-3-766-4249
simonag@rit.co.il